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EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THIRD QUARTER 2005

        The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the 2004 Annual Consolidated Financial Statements and the September 30, 2005 Interim Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this document is provided as of October 20, 2005.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations constitute forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (U.S. Securities Act), and section 21E of the Securities Exchange Act of 1934, as amended (U.S. Exchange Act), including, without limitation, statements concerning possible or assumed future results of operations preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant head count reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; and our ability to manage our restructuring and the shift of production to lower-cost geographies. These and other risks and uncertainties are discussed in our various filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

        Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

  Overview

  What Celestica does:

        We are a world leader in the delivery of innovative electronics manufacturing services targeting leading industry original equipment manufacturers (OEMs), historically in the computing and telecommunications industries and increasingly in other manufacturing end markets, such as aerospace and defense, automotive, consumer electronics and industrial. We operate a highly sophisticated global manufacturing network with operations in the Americas, Asia and Europe. Our expertise in quality, technology and supply chain management and leadership in the global deployment of Lean principles enables us to provide a competitive advantage to our customers by improving time-to-market, scalability and manufacturing efficiency.

        We provide a broad range of services, including manufacturing, design, new product introduction, engineering services, supply chain management, printed circuit assembly, system assembly, direct order fulfillment, logistics and after-market services and support.

  Overview of business environment:

        The EMS industry is comprised of companies that provide a broad range of manufacturing services to OEMs. As the capabilities of EMS companies evolved from manufacturing components to providing complex manufacturing services, OEMs have become increasingly reliant on these services. The EMS industry experienced rapid change and growth over the past decade as an increasing number of OEMs outsourced more of their manufacturing requirements.

        During the period from 2001 - 2003, the EMS industry experienced demand weakness, particularly in the computing and communications end markets, as spending on higher complexity and infrastructure products was reduced or cut. Our concentration of business with customers in these higher complexity products had an adverse effect on our revenue and margins for 2002 and 2003. The downturn also created excess capacity in the EMS industry, resulting in industry restructuring and continued pricing pressures as EMS providers competed for a reduced amount of business. Declining end markets and volumes led to lower utilization rates which also adversely impacted margins for those years. Our revenue for 2003 was $6.7 billion, down 19% from $8.3 billion in 2002 and down 33% from $10.0 billion in 2001.

        Technology end-markets began to show signs of recovery in the latter part of 2003 and into 2004. Revenue for 2004 grew to $8.8 billion from $6.7 billion in 2003, aided by a modestly better economic environment, the acquisition of MSL and by adding new customers in diversified markets. Although margins improved throughout 2004, end market demand moderated in the second half of 2004, which has continued in 2005.

  Key strategic initiatives:

        In response to the downturn in the EMS industry, we initiated restructuring plans to rebalance our global manufacturing network and reduce capacity. The EMS industry changed during the technology downturn, with OEM customers requiring their EMS providers to shift more production to lower-cost regions in order for the customers to compete in their own highly competitive marketplaces.

        In 2001, we announced our first restructuring plan. As the downturn continued, and excess capacity in higher-cost geographies remained, we announced additional restructuring plans through to 2004 and now into 2006. The restructuring plans are focused on consolidating facilities, thereby improving capacity utilization while increasing production in lower-cost geographies and accelerating margin expansion. For the third quarter of 2005, our capacity utilization was approximately 60%. At the completion of the restructuring initiatives, we expect the EMS production capacity utilization to reach the 70% range. We expect to have more capabilities and a significant portion of our global manufacturing network in lower-cost regions when all of the planned restructuring actions are completed. As a result of our past and current restructuring efforts, approximately 80% of our employees as of September 30, 2005 were in lower-cost geographies, up from approximately 63% at the end of 2002.

        In 2004, we grew our revenue and operating margins as well as expanded the markets we serve. Our focus for 2005 has been, and will continue to be, in this direction by aligning our capacity and improving the operating margins of our EMS business, increasing our business in diversified market sectors and further expanding our integrated services and solutions offerings. Supporting these goals, we will continue to:

  •
  implement Lean manufacturing and Six Sigma principles and restructure underutilized facilities to improve operating margins;

  •
  divest unprofitable and non-strategic activities;

  •
  acquire companies which will allow us to grow in diversified markets;

  •
  offer new services, such as the new "green" service solutions which enables OEMs to comply with emerging environmental legislation; and

  •
  enhance relationships with OEM customers through improved execution and customer focus units.

Summary of 3Q 2005

  Overview of 3Q 2005 results:

        Revenue for the third quarter of 2005 of $2.0 billion decreased 11% sequentially from the second quarter of 2005 and decreased 8% compared to the third quarter of 2004. This decrease reflects expected weaker end market demand and summer seasonality from our core customers. Revenue from acquisitions was insignificant for the quarter. Asia's revenue increased 14% from the same period in 2004 and now represents approximately half of our total revenue. Revenue for each of the Americas and Europe has decreased 24% from the same period in 2004, primarily due to lower volumes and the transfer of programs to Asia associated with our restructuring initiatives.

        The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Revenue	$2,176.0	$1,994.4	$6,507.1	$6,395.7
Gross profit	103.1	108.3	313.5	362.2
Selling, general and administrative expenses (SG&A)	82.2	72.3	251.9	223.3
Net loss	(24.4)	(19.6)	(44.4)	(18.6)
Basic loss per share	$(0.11)	$(0.09)	$(0.20)	$(0.08)
Diluted loss per share	$(0.11)	$(0.09)	$(0.20)	$(0.08)

	December 31 2004	September 30 2005
Total assets	$4,939.8	$4,692.7
Total long-term financial liabilities, including principal component of convertible debt	627.5	750.4

        Gross margin improved to 5.4% of revenue in the third quarter of 2005 from 4.7% in the third quarter of 2004. The gross margin increase was due principally to increased volumes in Asia, improved operating efficiency and benefits from our Lean manufacturing processes, the exiting of certain businesses and reduced costs from our restructuring activities. These improvements were offset partially by the costs of ramping new customer programs, the costs of transferring programs between sites and the cost of the option exchange program. Through the disciplined use of Lean manufacturing and Six Sigma processes which focus on the continual refinement of the manufacturing cycle, we expect to continue to reduce waste in our manufacturing facilities, which, in turn lowers the total manufacturing cost for us and our customers.

        During the third quarter of 2005, we cancelled 6.8 million options as part of an option exchange program under our long-term incentive and certain other stock option plans. Eligible employees forfeited certain out-of-the-money options for $1.00 in cash for each option surrendered. This program was part of a plan to restructure our long-term incentive arrangements and to reduce the number of options outstanding. The total cost of the program of $6.8 million has been recorded in the third quarter and apportioned between SG&A ($2.9 million) and cost of sales ($3.9 million).

        SG&A expenses for the third quarter of 2005 have decreased compared to the same period in 2004, reflecting the benefits from restructuring programs and the lower costs due to the exiting of businesses, offset in part by the option exchange costs. SG&A expenses decreased from the second quarter of 2005, reflecting lower expenses which offset the costs of the option exchange program.

        In January 2005, we announced additional restructuring plans to further improve capacity utilization and accelerate margin improvements in response to moderating end markets. We expect to incur restructuring charges in the range of $225 million to $275 million through to 2006. The restructuring will include facility closures and a 10% to 15% reduction in our global workforce, primarily targeting our higher-cost geographies where end-market demand has not recovered to the levels management requires to achieve sustainable profitability. We recorded $104.8 million in restructuring charges in the first nine months of 2005, primarily in the Americas and Europe, relating to the announced restructuring plans.

        In the fourth quarter of 2004, we recorded charges of $116.8 million to reflect the estimated remaining recoverable amounts of accounts and notes receivables and charges of $44.6 million for inventory and non-cancelable purchase orders, for one customer. As a result of events in the second quarter of 2005, we recorded a recovery of $13.8 million in the second quarter to reflect the estimated amounts recoverable from that customer. No changes were recorded in the third quarter.

  Changes in financing and capital structure:

        We continue to maintain a strong balance sheet and finished the quarter with a cash balance of approximately $0.9 billion and an undrawn credit facility. During the third quarter of 2005, we repurchased the remaining outstanding LYONs for $352.0 million in cash. This was partially funded by the net proceeds from the Senior Subordinated Notes offering of $250.0 million in June 2005. There were no other changes to our financing or capital structure in the quarter.

  Acquisitions and divestitures:

        In March 2004, we completed the acquisition of Manufacturers Services Limited (MSL) and in April 2004, we acquired certain assets located in the Philippines from NEC Corporation. In September 2004, we sold certain assets relating to our power operations and exited our reference design business.

        In July 2005, we completed the acquisition of Ramnish Electronics Private Limited (Ramnish), an EMS provider located in India. This acquisition expanded our low-cost EMS solutions and provided us access to an established customer base in the Indian market. In August 2005, we completed the acquisition of Coresim Inc. (Coresim), a leader in advanced design analysis and redesign services based in Canada. This acquisition will strengthen our design services offering and intellectual property, which will provide us access to an expanded customer base in telecommunications, aerospace and defense, and enterprise markets. The total cash purchase price was $2.2 million including acquired indebtedness.

        We may at any time be engaged in ongoing discussions with respect to possible acquisitions that would enhance our global manufacturing network, expand our service offerings, increase our penetration in various industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be.

        We will continue to evaluate our operations and could propose exiting additional businesses or service offerings in order to better align our operations with our strategic objectives.

  Other performance indicators:

        In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following working capital metrics:

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05
Days in accounts receivable	39	39	41	38	42	38	40
Days in inventory	54	52	52	46	49	47	53
Days in accounts payable	(77)	(70)	(70)	(67)	(76)	(72)	(79)

Cash cycle days	16	21	23	17	15	13	14

        Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P (including accruals) for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P.

        Cash cycle days increased 1 day from the second quarter of 2005. Inventory days worsened sequentially from the second quarter of 2005 due to the inability to completely mitigate component orders in response to demand reductions experienced in the quarter. A/R days worsened due to the revenue skew during the quarter while A/P days for the third quarter benefited from the timing of payments.

Critical Accounting Policies and Estimates

        We prepare our financial statements in accordance with Canadian GAAP with reconciliation to United States GAAP, as disclosed in note 20 to the 2004 Consolidated Financial Statements.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the 2004 Consolidated Financial Statements. We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in preparation of the September 30, 2005 Interim Consolidated Financial Statements.

  Revenue recognition:

        We derive most of our revenue from the sale of electronics equipment that has been built to customer specifications. We recognize revenue from product sales upon shipment, since title has passed, persuasive evidence of an arrangement exists, performance has occurred, receivables are reasonably assured of collection, customer specified test criteria have been met, and the earnings process is complete. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

        We provide warehousing services in connection with manufacturing services to certain customers. We assess the contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements, we defer recognizing revenue until the products have been shipped to the customer.

  Allowance for doubtful accounts:

        We record an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on our knowledge of the financial condition of our customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. If any of our customers have insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by our customers. This may result in our extending payment terms which may have a significant adverse effect on our financial condition and results of operations. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

  Inventory valuation:

        We value our inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. We regularly adjust our inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

  Warranty costs:

        We have recorded a liability for warranty costs. As part of the normal sale of a product or service, we provide our customers with product or service warranties that extend for periods generally ranging from one to three years from the date of sale. The liability for the expected cost of warranty-related claims is established when products are sold and services are rendered. In estimating the warranty liability, historical material replacement costs and the associated labor to correct the defect are considered. Revisions to these estimates are made when actual experience differs materially from historical experience. Known product or service defects are specifically accrued as we become aware of such defects. Changes to the estimates could impact the liability and have a resulting impact on margins.

  Income tax valuation allowance:

        We have recorded an income tax expense or recovery based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining our income tax provisions. A change to these estimates could impact the income tax provision and net loss.

        We record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the estimated valuation allowance and income tax expense.

  Goodwill:

        We perform our annual goodwill impairment test in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. We recorded an impairment loss in 2002 and 2004. Future goodwill impairment tests may result in further impairment charges.

  Long-lived assets:

        We perform our annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. We estimate the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. We recorded long-lived impairment losses for 2002, 2003 and 2004. Future impairment tests may result in further impairment charges.

  Restructuring charges:

        We have recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, cost of leased equipment that has been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets, primarily intellectual property. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, we worked with independent brokers to determine the estimated tenant rents we could be expected to realize. The estimated amount of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

  Pension and non-pension post-employment benefits:

        We have pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, and expected health care costs. We evaluate these assumptions on a regular basis taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

Operating Results

        Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization, mix of manufacturing value-added and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labor, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labor, the costs of transferring and ramping up programs, and other factors.

        The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	95.3	94.6	95.2	94.3

Gross profit	4.7	5.4	4.8	5.7
Selling, general and administrative expenses	3.8	3.6	3.9	3.5
Amortization of intangible assets	0.4	0.4	0.3	0.3
Other charges	1.4	1.4	1.0	1.2
Accretion of convertible debt	0.1	—	0.2	0.1
Interest expense, net	0.4	0.6	0.2	0.5

Earnings (loss) before income taxes	(1.4)	(0.6)	(0.8)	0.1
Income taxes expense (recovery)	(0.3)	0.4	(0.1)	0.4

Net loss	(1.1)%	(1.0)%	(0.7)%	(0.3)%

  Change in accounting policies:

        Effective December 31, 2004, we early adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure," which requires a portion of the LYONs to be presented as liabilities and not as equity. We have retroactively restated 2004 and prior periods. The impact for the third quarter and first nine months of 2004 was an expense of $2.1 million and a net gain of $11.8 million, respectively. See note 2(r)(ii) to the 2004 Consolidated Financial Statements and note 2(i) to the September 30, 2005 Interim Consolidated Financial Statements.

  Revenue:

        We manage our operations on a geographic basis. The three reporting segments are Americas, Asia and Europe. The following table shows revenue by reporting segment:

	Three months ended September 30			Nine months ended September 30
	2004	2005	% Change	2004	2005	% Change
	(in millions)			(in millions)
Americas	$914.3	$692.5	-24%	$2,812.2	$2,332.8	-17%
Asia	870.9	992.3	14%	2,594.6	3,050.6	18%
Europe	463.5	350.7	-24%	1,345.4	1,143.6	-15%
Inter-segment	(72.7)	(41.1)		(245.1)	(131.3)

Total	$2,176.0	$1,994.4	-8%	$6,507.1	$6,395.7	-2%

        Revenue decreased 8% for the third quarter of 2005 compared to the third quarter of 2004 and decreased 2% for the first nine months of 2005 compared to the same period in 2004. For both periods, revenue for the Americas and Europe decreased, while revenue for Asia increased. Asia has benefited from its expanded manufacturing capabilities, improved demand, new customers and our transfer of programs from higher-cost geographies. Approximately one-half of the revenue increase in Asia for the third quarter resulted from the transfer of programs. On a year-to-date basis, these program transfers accounted for less than 10% of Asia's revenue. Asia revenue now represents approximately half of our business. Lower volumes and the transfer of programs to lower-cost geographies have negatively impacted the revenue for the Americas and Europe. Revenue for the third quarter of 2005 declined 11% sequentially from the second quarter of 2005, based on expected lower volumes and seasonality.

        The following table shows industry market segmentation as a percentage of revenue for the indicated periods:

	Three months ended September 30
				Three months ended June 30 2005
	2004		2005
Enterprise communications	28%		28%	27%
Telecommunications	20%		20%	23%
Servers	16%		16%	18%
Storage	12%		12%	13%
Industrial, aerospace and defense	24%	*	11%	10%
Consumer, automotive and medical	24%	*	13%	9%

*  previously categorized as other and workstations and PCs.

        We continue to focus on diversifying our customer base by adding new customers in areas other than communications and computing markets, such as industrial, aerospace and defense, consumer and automotive, resulting in higher revenue in these non-traditional markets. The sequential decrease in telecommunications and server revenue reflects the lower volumes from our core customers.

        The following customers represented more than 10% of total revenue for each of the indicated periods:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
IBM	✓	✓	✓	✓
Cisco Systems	✓	✓	✓	✓

        The following table shows customer mix as a percentage of total revenue for the indicated periods:

	Three months ended September 30
	2004	2005
Top 10 customers	64%	63%
Non-top 10 customers	36%	37%

        We are dependent upon continued revenue from our top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations. See notes 15 (concentration of risk) and 17 to the 2004 Consolidated Financial Statements.

        We believe our growth depends on increasing sales to existing customers for their current and future product generations, the expansion and addition of related manufacturing and support services, and on successfully attracting new customers. Customer contracts can be cancelled and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, we have no assurance that any of our current customers will continue to utilize our services, which could have a material adverse effect on our results of operations.

  Gross profit:

        The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the indicated periods:

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
Gross profit (in millions)	$103.1	$108.3	$313.5	$362.2
Gross margin	4.7%	5.4%	4.8%	5.7%

        Gross margin improved to 5.4% of revenue in the third quarter of 2005 from 4.7% in the same period in 2004. Gross margin for the first nine months of 2005 improved to 5.7% of revenue from 4.8% in the same period in 2004. These improvements were due to higher volumes in Asia, cost reductions realized from our restructurings, improved operating efficiency and benefits from our Lean manufacturing processes and from exiting certain businesses. These improvements were offset partially by the costs of ramping new customer programs, the costs of transferring programs between sites and the cost of the option exchange program. The Americas operations has also benefited from the exiting of the reference design activities in the third quarter of 2004. Margins in our European operations have worsened from the prior year due to lower volumes and the cost of ramping up our Romanian operations.

        The nature of our business is such that gross margin will fluctuate based on product volume and mix, production efficiencies, utilization of manufacturing capacity, manufacturing costs, start-up and ramp-up activities, new product introductions, cost structures at individual sites, and other factors, including pricing due to the overall highly competitive nature of the EMS industry. In addition, the availability of raw materials, which are subject to lead time and other constraints, could affect our revenue and margin growth.

  Selling, general and administrative expenses:

        SG&A expenses decreased 12% to $72.3 million (3.6% of revenue) in the third quarter of 2005 from $82.2 million (3.8% of revenue) in the same period of 2004. SG&A expenses for the first nine months of 2005 decreased 11% from the same period in 2004. SG&A expenses reflect the benefits from exiting businesses and restructuring-related cost reductions, offset in part by the option exchange costs incurred in the third quarter of 2005. SG&A expenses for the third quarter decreased from the second quarter of 2005, reflecting lower expenses which offset the option exchange costs.

  Amortization of intangible assets:

        Amortization of intangible assets decreased to $6.8 million in the third quarter of 2005 from $7.7 million for the same period in 2004. Amortization of intangible assets was $21.0 million in the first nine months of 2005 compared to $22.6 million in the same period in 2004. The decrease in the amortization of intangible assets reflect the reduction in amortization due to the write-down of intangible assets in the fourth quarter of 2004.

  Integration costs related to acquisitions:

        Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution to accommodate new customers, and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to our existing operations. There were no integration costs incurred in the quarter.

  Other charges:

	Year ended December 31
	2001	2002	2003	2004	1Q05	2Q05	3Q05	Total
	(in millions)
2001 and 2002 restructuring	$237.0	$385.4	$23.6	$4.6	$1.1	$(0.1)	0.6	$652.2
2003 restructuring	—	—	71.3	2.0	(2.0)	—	0.1	71.4
2004 restructuring	—	—	—	147.1	1.9	6.8	10.6	166.4
2005 restructuring	—	—	—	—	32.0	24.2	29.6	85.8

Total restructuring(i)	237.0	385.4	94.9	153.7	33.0	30.9	40.9	975.8
Goodwill impairment	—	203.7	—	288.0	—	—	—	491.7
Long-lived asset impairment	36.1	81.7	82.8	99.3	—	—	—	299.9
Gain on sale of surplus land/building	—	(2.6)	(3.6)	(11.3)	(1.1)	(2.0)	—	(20.6)
Gain on sale of assets	—	—	—	(12.0)	—	—	—	(12.0)
Deferred financing costs and debt redemption fees	—	9.6	1.3	1.6	—	—	—	12.5
Other(ii)	—	—	—	116.8	—	(13.8)	—	103.0
Gain on repurchase of convertible debt	—	(12.1)	(23.8)	(32.9)	—	—	(13.9)	(82.7)

	$273.1	$665.7	$151.6	$603.2	$31.9	$15.1	$27.0	$1,767.6

        Further details of the other charges are included in note 11 to the 2004 Consolidated Financial Statements and note 7 to the September 30, 2005 Interim Consolidated Financial Statements.

(i)    To date, we have recorded charges in connection with five separate restructuring plans in response to the challenging economic climate and our continuing strategy to move production from higher-cost to lower-cost geographies. These actions, which included reducing workforce and consolidating and repositioning the number and location of production facilities, were largely intended to align our capacity and infrastructure to anticipated customer requirements for more capacity in lower-cost regions, as well as to rationalize our manufacturing network to lower demand levels.

        As of September 30, 2005, we have recorded a combined total of $975.8 million for all of our restructuring plans. These restructuring plans were focused primarily in the Americas and Europe, as those regions were impacted the most by the downturn in business volumes and their high cost structures. Approximately 24,500 employees have been released from the business in connection with restructurings. Approximately 70% of the employee terminations have been in the Americas, 25% in Europe and 5% in Asia. As of September 30, 2005, over 40 facilities have been or will be closed or downsized, primarily in the Americas and Europe. All cash outlays are expected to be funded from cash on hand.

        We have completed the major components of the 2001 and 2002 restructuring plans, except for certain long-term lease and other contractual obligations expected to be paid out over the remaining lease terms through 2015. For the 2003 restructuring actions in Europe, we expect to pay the final employee severances by January 2006, except for certain regulatory payments which we expect to pay out through 2008. We expect to complete our 2004 restructuring actions by the end of 2005, except for certain long-term lease and other obligations. We will continue to incur restructuring charges relative to the 2005 restructuring plans throughout 2005 and into 2006.

        We will continue to evaluate our operations and could propose future restructuring actions as a result of changes in the marketplace and/or our exit from less profitable operations or services no longer demanded by our customers.

(ii)    In the fourth quarter of 2004, we recorded charges of $116.8 million to reduce the net realizable value of accounts and notes receivables related to one customer, whose financial condition had deteriorated significantly. In the second quarter of 2005, this customer ceased operations and sold certain assets. We recorded a recovery of $13.8 million in the second quarter to reflect the estimated amounts recoverable from that customer. No changes were recorded in the third quarter.

  Accretion of convertible debt:

        Accretion charges in the third quarter of 2005 were $1.1 million compared to $3.1 million in the same period in 2004. Accretion charges in the first nine months of 2005 were $7.6 million compared to $14.2 million in the same period in 2004. The decrease in accretion charges reflects the repurchase of LYONs in the second quarter of 2004 and the third quarter of 2005. As of September 30, 2005, all outstanding LYONs have been repurchased. No additional accretion charges will be incurred with respect to the LYONs.

  Interest income/expense:

        Net interest expense in the third quarter of 2005 was $12.4 million compared to $7.8 million in the same period in 2004. Net interest expense in the first nine months of 2005 was $28.7 million compared to $11.6 million in the same period of 2004. The third quarter of 2005 includes interest expense on the 2011 Senior Subordinated Notes that were issued in June 2004 and a full quarter of interest expense on the 2013 Senior Subordinated Notes that were issued in late June 2005. The average interest rate on the 2011 Notes was 5.6%, 6.1% and 6.5% for the first, second and third quarters of 2005, after reflecting the effects of the associated variable interest rate swap agreements. The interest rate on the 2013 Notes was 7.625% for the period.

  Income taxes:

        Income tax expense in the third quarter of 2005 was $8.3 million on net loss before tax of $11.3 million, compared to a recovery of $5.6 million for the same period in 2004 on a net loss before tax of $30.0 million. Income tax expense in the first nine months of 2005 was $25.9 million on earnings before tax of $7.3 million, compared to a recovery of $4.6 million for the same period in 2004 on a net loss before tax of $49.0 million. The effective tax rates for the third quarter and the first nine months of 2005 reflect the tax expense in jurisdictions with current taxes payable.

        We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate is also impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2006 and 2012), restructuring charges, operating losses, certain tax exposures and the time period in which losses may be used under tax laws. The tax holidays are subject to conditions with which we expect to continue to comply.

        In certain jurisdictions, we currently have significant net operating losses and other deductible temporary differences which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $584.2 million is required in respect of our deferred income tax assets as at September 30, 2005 (December 31, 2004 — $545.7 million).

        As at September 30, 2005, the net deferred income tax liability balance is $0.2 million.

        We develop our tax position based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions now in effect in the countries in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

        Certain of our subsidiaries provide financing, products and services to, and may from time to time undertake certain significant transactions with, other subsidiaries in different jurisdictions. In general, inter-company transactions, in particular inter-company financing transactions, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles, and that contemporaneous documentation must exist to support such pricing.

        International taxation authorities could challenge the validity of our inter-company financing and inter-company transfer pricing policies. Such a challenge generally involves a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have assessed significant deficiencies and related interest and penalties arising from inter-company transactions, for which we believe we have substantial defenses and have adequately accrued for potential losses. However, there can be no assurance as to the final resolution of these audits and any resulting proceedings, and if these audits and proceedings are determined adversely to us the amounts we may be required to pay may be material.

Liquidity and Capital Resources

  Liquidity

        The following table shows key liquidity metrics for the indicated periods:

	As at
	December 31 2004	September 30 2005
	(in millions)
Cash and cash equivalents	$968.8	$895.5

	Three months ended September 30		Nine months ended September 30
	2004	2005	2004	2005
	(in millions)		(in millions)
Cash provided by (used in) operations	$131.3	$(16.5)	$(133.0)	$118.4
Cash provided by (used in) investing activities	38.5	(34.7)	(78.2)	(82.0)
Cash provided by (used in) financing activities	1.9	(351.8)	156.9	(109.7)

  Cash from operations:

        Operating activities utilized cash in the third quarter of 2005 primarily to fund the payment of inventory and restructuring costs, offset partially by the collection of accounts receivable. Operating activities provided cash in the third quarter of 2004 primarily due to the collection of accounts receivable.

        Operating activities for the first nine months of 2005 have provided cash, primarily from earnings. For the same period in 2004, cash was used primarily to support higher working capital.

  Cash from investing activities:

        Investing activities in the third quarter and first nine months of 2005 included $2.2 million outlay for acquisitions. Capital expenditures in the third quarter were $42.5 million and $111.8 million for the first nine months of 2005 primarily to expand manufacturing capabilities in lower-cost geographies such as China, Romania, Thailand and Mexico, offset in part by proceeds from the sale of restructured facilities. For the same periods in 2004, investing activities included capital expenditures of $17.3 million and $114.3 million, respectively, primarily in lower-cost geographies, offset in part by proceeds from the disposition of restructured facilities and net payments totaling $39.6 million for the MSL and NEC acquisitions.

  Cash from financing activities:

        In the third quarter of 2005, we repurchased the remaining outstanding LYONs for a total of $352.0 million in cash. We realized an accounting loss of approximately $11.3 million on the repurchase, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values.

        In June 2005, we received gross proceeds of $250.0 million from the 2013 Notes offering. Financing activities in 2004 included the receipt of $500.0 million from the 2011 Notes offering in June 2004, offset in part by the LYONs repurchase for cash of $299.7 million and a $39.1 million repayment of loans assumed in the MSL acquisition.

  Cash requirements:

        At September 30, 2005, we had committed $24.3 million in capital expenditures, principally for machinery and equipment and facilities in Asia. We expect capital spending for 2005 to be in the range of 1.5% to 2.0% of revenue, which will be funded from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, may require additional debt or equity financing to fund these transactions.

        We have provided routine indemnifications whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

  Capital Resources

        We have a 364-day credit facility for $600.0 million which matures in June 2007. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility at September 30, 2005. Commitment fees for the first nine months of 2005 were $1.8 million.

        The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios at September 30, 2005, we were limited to approximately $340 million of available debt incurrence. The available debt incurrence under the facility has been reduced by the Senior Subordinated notes and outstanding letters of credit. We were in compliance with all covenants at September 30, 2005.

        Celestica and certain subsidiaries have additional uncommitted bank overdraft facilities which total $56.6 million that are available for operating requirements at September 30, 2005. There are no borrowings outstanding under these facilities.

        In June 2004, we issued Senior Subordinated Notes with an aggregate principal amount of $500.0 million due 2011 and a fixed interest rate of 7.875%. In June 2005, we issued Senior Subordinated Notes with an aggregate principal amount of $250.0 million due 2013 and a fixed interest rate of 7.625%. The 2011 Notes and the 2013 Notes are unsecured and are subordinated in right of payment to all our senior debt.

        In connection with the 2011 Notes offering, we entered into interest rate swap agreements which hedge the fair value of the 2011 Notes by swapping the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements is $500.0 million and mature July 2011. The average interest rate on the 2011 Notes for the first, second and third quarters of 2005 was 5.6%, 6.1% and 6.5%, respectively, after reflecting the interest rate swaps. We are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense on the 2011 Notes by $5.0 million annually.

        We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility (which are undrawn), will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash and cash equivalents generated from operations, bank debt, sales of accounts receivable and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth. The issuance of additional equity or convertible debt securities could dilute current shareholders. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. Such financings and other transactions may not be available on terms acceptable to us or at all.

        Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio of cash equivalents in a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

        Our current credit rating with Standard and Poor's Rating Service is BB- with a stable outlook. Our current credit rating with Moody's Investor Services is Ba3 with a stable outlook. A reduction in our credit ratings could impact our future cost of borrowing.

        We have extended to November 2005 an agreement to sell up to $300.0 million in accounts receivable under a revolving facility. As of September 30, 2005, we generated liquidity of $281.0 million from the facility. The purchaser of the accounts receivable is a division of a Schedule 1, "A" rated Canadian bank, with a Standard and Poor's rating of A and Stable outlook, and had assets under management of over $50 billion as of its last annual filing. The terms of the agreement provide that the purchaser may elect not to purchase receivables if our corporate credit rating falls below BB- as determined by Standard and Poor's.

  Other financial instruments:

        We price the majority of our products in U.S. dollars, and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various other currencies. The majority of our cash balances are held in U.S. dollars. As a result, we may experience transaction and translation gains or losses because of currency fluctuations. We have an exchange risk management policy in place to control our hedging activities and do not enter into speculative trades. Gains or losses on foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are recognized in earnings in the same period and on the same financial statement caption as the underlying hedged transaction. At September 30, 2005, we had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $496.0 million. Our contracts generally extend for periods of up to 16 months. The majority of contracts expire by December 2006 with the exception of one contract which extends to June 2007. The fair value of these contracts at September 30, 2005 was an unrealized gain of $7.7 million. Our current hedging activity is designed to reduce the variability of our foreign currency costs in the regions where we have manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We may from time to time enter into additional hedging transactions to minimize our exposure to foreign currency. We cannot be assured that our hedging transactions will be successful.

        In connection with the issuance of our $500.0 million Senior Subordinated Notes in June 2004, we entered into interest rate swap agreements that mature July 2011. The fair value of the interest rate swap agreements at September 30, 2005 was an unrealized gain of $0.7 million.

Outstanding Share Data

        As of September 30, 2005, we had 196.1 million outstanding subordinate voting shares and 29.6 million outstanding multiple voting shares.

Controls and Procedures

  Evaluation of disclosure controls and procedures:

        The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated our disclosure controls and procedures as of the end of the quarter, and have concluded that such controls and procedures are effective.

  Changes in internal controls over financial reporting:

        During the second quarter of 2005, we outsourced a portion of our global IT systems support to a third-party provider. In addition, we outsourced the processing of our Americas accounts payable to a third-party provider. These changes were implemented as part of our outsourcing processes and not as a result of any deficiencies identified in our CEO's or CFO's evaluation of our disclosure controls and procedures. We believe these changes have not materially affected, and are not reasonably likely to materially affect, our internal controls over financial reporting.

        During the third quarter of 2005, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, such controls.

Unaudited Quarterly Financial Highlights

	2003 Fourth Quarter	2004 First Quarter	2004 Second Quarter	2004 Third Quarter	2004 Fourth Quarter	2005 First Quarter	2005 Second Quarter	2005 Third Quarter
	(in millions, except per share amounts)
Revenue	$1,914.8	$2,016.9	$2,314.2	$2,176.0	$2,332.7	$2,150.6	$2,250.7	$1,994.4
Cost of sales	$1,842.9	$1,929.0	$2,191.7	$2,072.9	$2,238.3	$2,027.6	$2,119.8	$1,886.1
Gross profit %	3.8%	4.4%	5.3%	4.7%	4.0%	5.7%	5.8%	5.4%
Net earnings (loss)	$(167.9)	$(12.1)	$(7.9)	$(24.4)	$(809.7)	$(11.6)	$12.6	$(19.6)
Weighted average shares outstanding (# in millions)
— basic	209.3	213.2	224.6	225.1	225.7	226.9	226.0	225.8
— diluted	209.3	213.2	224.6	225.1	225.7	226.9	227.5	225.8
Earnings (loss) per share
— basic	$(0.80)	$(0.06)	$(0.04)	$(0.11)	$(3.59)	$(0.05)	$0.06	$(0.09)
— diluted	$(0.80)	$(0.06)	$(0.04)	$(0.11)	$(3.59)	$(0.05)	$0.06	$(0.09)

  Comparability quarter-to-quarter:

        Effective January 1, 2003, we began to record compensation expense for employee stock option grants. Compensation expense includes $0.3 million in the fourth quarter of 2003 and $1.6 million, $2.1 million, $2.1 million and $1.8 million, respectively, for the first, second, third and fourth quarters of 2004. Prior to January 1, 2003, stock options were accounted for using the settlement method and no compensation expense was recognized.

        Effective January 1, 2004, we retroactively adopted the CICA Handbook Section 3110 which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and have retroactively restated our results of operations for all prior periods. The quarterly impact to cost of sales and net loss was $0.2 million for the first, second and third quarters of 2003 and was $0.3 million for the fourth quarter of 2003. See note 2(r)(i) to the 2004 Consolidated Financial Statements.

        Effective December 31, 2004, we early adopted the amendment to CICA Handbook Section 3860 which requires a portion of the LYONs to be presented as liabilities and not as equity. We have retroactively restated our results of operations for all prior periods. The quarterly expense (net gain) impact to net loss was $(1.4) million, $(0.5) million, $(0.9) million and $2.8 million, for the first, second, third and fourth quarters of 2003, and $3.7 million, $(17.6) million, $2.1 million and $1.8 million for the first, second, third and fourth quarters of 2004. See note 2(r)(ii) to the 2004 Consolidated Financial Statements.

        In the third quarter of 2005, we repurchased the remaining outstanding LYONs and recorded a gain on the principal component through other charges. No further accretion charges will be recorded after the third quarter.

        We have reclassified certain prior period information to conform to the current periods' presentation.

        The quarterly data reflects the following:

  •
  All quarters of 2004 and 2005 include the results of operations of MSL acquired in March 2004.

  •
  The second, third and fourth quarters of 2004 and 2005 include the results of operations of NEC Corporation in the Philippines acquired in April 2004.

  •
  The third quarter of 2005 includes the results of operations of Coresim and Ramnish which were acquired in the quarter.

  •
  All quarters of 2003, 2004 and 2005 are impacted by our announced restructuring plans. The amounts vary from quarter-to-quarter.

  •
  The fourth quarters of 2003 and 2004 include the annual impairments of goodwill and long-lived assets.

  Third quarter 2005 compared to second quarter 2005:

        Sequentially, revenue for the third quarter of 2005 decreased 11% from the second quarter of 2005, primarily due to weaker end market demand from our top customers and seasonality. Revenue in all geographies have decreased quarter-to-quarter. The sequential decrease in gross margin for the third quarter of 2005 reflects lower volumes.

Recent Accounting Developments

  Consolidation of variable interest entities (VIEs):

        The CICA issued Accounting Guideline AcG-15 which is similar to the U.S. guidance and is effective for 2005. See notes 2(s) and 20(l) to the 2004 Consolidated Financial Statements. We are not impacted by this standard as we do not have any involvements with VIEs.

  Vendor rebates:

        In January 2005, the CICA amended EIC-144, "Accounting by a customer (including a reseller) for certain consideration received from a vendor." See note 2(s) to the 2004 Consolidated Financial Statements.

  Financial instruments:

        In January 2005, the CICA issued Section 3855, "Financial Instruments — Recognition and Measurement," Section 1530, "Comprehensive Income," and Section 3865, "Hedges." See note 2(s) to the 2004 Consolidated Financial Statements.

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EXHIBIT 99.1